

Mail Stop 4631

October 2, 2017

Via E-Mail
Mr. Martin A. Sumichrast
Chairman, Chief Executive Officer, and President
Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

> **Re: Level Brands, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 18, 2017**
> **File No. 24-10742**

Dear Mr. Sumichrast:

We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

General

1. Disclosure indicates that you are offering up to $10,000,000 of your common stock, with an additional share option of $5,000,000. Given that the offering is on a best efforts basis with the selling agents not required to sell any specific number or dollar amount of your common stock, it is unclear why you are not simply offering up to

Mr. Martin A. Sumichrast
Level Brands, Inc.
October 2, 2017
Page 2

$15,000,000 of your common stock without an additional share option amount. Please revise or advise.

2. Disclosure indicates that some exhibits, including the legal opinions, will be filed by amendment. Allow us sufficient time to review the exhibits before qualification of the offering statement.

Summary Historical Financial Data, page 10

3. Given that this is now a best efforts offering, with no minimum, it appears to us you should remove any pro forma disclosures that reflect the receipt of proceeds from the offering. This comment is also applicable to your capitalization table on page 25.

Encore Endeavor 1 (EE1), page 48

4. Disclosure in the first bullet point on page 49 indicates that EE1 had an oral agreement with Sandbox LLC for the travel and concierge related services that it arranged in February 2017. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10) of Regulation S-K. Please file as an exhibit to the offering statement the written description of the oral contract. Alternatively, advise us why the written description of the oral contract need not be filed as an exhibit to the offering statement. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Director Compensation, page 67; Executive Compensation, page 68

5. If your offering statement was not qualified before October 1, 2017, you are required to update the disclosures to include Item 402 of Regulation S-K disclosures for the fiscal year ended September 30, 2017. See Item 11 of Form 1-A. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Consolidated Statements of Cash Flows, page F-4

6. We note your response to prior comment 5. It appears to us the amount presented as proceeds from sale of common stock for the period ended June 30, 2016 should also be revised.

Note 5 – Intangible Assets, page F-15

7. We note your response to prior comment 6. Please confirm to us and disclose in your filing that you will continue to assess the life of indefinite-lived intangible assets as required by ASC 350-30-35-16.

Note 15 – Subsequent Events, page F-26

8. It appears to us the date through which subsequent events were evaluated should be revised since you disclose events that occurred after that date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
Brian A. Pearlman, Esq.
Charles B. Pearlman, Esq.
Pearlman Law Group LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, FL 33431